UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*
Diebold Nixdorf, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
253651103
(CUSIP Number)
September 30, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:*

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.*

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).*



SCHEDULE 13G
CUSIP No.
253651103


1 Names of Reporting Persons

Sapience Investments, LLC

2 Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization

State of California

Number of Shares Beneficially
Owned by Each Reporting Person With:

5 Sole Voting Power

  4,377,295

6 Shared Voting Power

  None

7 Sole Dispositive Power

  4,377,295

8 Shared Dispositive Power

  None

9 Aggregate Amount Beneficially Owned by Each Reporting Person

4,377,295

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)*

[ ]

11 Percent of class represented by amount in row (9)

5.75%

12 Type of Reporting Person (See Instructions)

IA

Item 1.

(a)	Name of Issuer:

Diebold Nixdorf, Incorporated

(b)	Address of Issuer?s Principal Executive Offices:

5995 Mayfair Road
North Canton, OH 44720

Item 2.

(a)	Name of Person Filing:

Sapience Investments, LLC

(b)	Address of Principal Business Office or, if None, Residence:

520 Newport Center Drive, Suite 650
Newport Beach, CA 92660

(c)	Citizenship:

State of California

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

253651103

Item 3. 	If this statement is filed pursuant to  240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:*

(a)[_]Broker or dealer registered under Section 15 of the Act;
(b)[_]Bank as defined in Section 3(a)(6) of the Act;
(c)[_]Insurance company as defined in Section 3(a)(19) of the Act;
(d)[_]Investment company registered under Section 8 of the Investment Company Act of 1940;*
(e)[X]An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)[_]An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);*
(g)[_]A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);*
(h)[_]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);*
(i)[_]A church plan that is excluded from the definition of an investment company under*
section 3(c)(14) of the Investment Company Act of 1940;*
(j)[_]A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)[_]Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
 If filing as a non-U.S. institution*
in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____*

Item 4.	Ownership

(a)	Amount Beneficially Owned:  	 4,377,295
(b)	Percent of Class:   5.75%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  4,377,295
	(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of:  4,377,295
(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of securities,
check the following [    ].*

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of Sapience Investments, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and/or its ability to vote such shares. In all cases, persons other than Sapience Investments, LLC have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.*

Item 7.	Identification and classification of the subsidiary
which acquired the security being reported on by the parent holding company or control person.*

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Sapience Investments, LLC
By:	/s/  Nathan Statler

Name:  Nathan Statler
Title:  Chief Compliance Officer
Dated:  November 14, 2018

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.*

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).